Exhibit 7

April 6, 2017

Via E-mail

yriemer@kirkland.com

Yosef J. Riemer

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Dear Mr. Riemer:

We are writing in response to your letter dated April 6, 2017.

Once again, your letter is misleading, presumably yet another feeble attempt to divert attention from the real issue: tronc’s poor corporate governance and the Board’s acquiescence in the multitude of related party transactions on the part of Mr. Ferro, some of which we detailed at length in our prior letters. We write to set the record straight on two matters.

First, we take strong exception to your suggestion that Dr. Patrick Soon-Shiong’s purchases of tronc shares violated the securities law or consistently violated company trading guidelines. All of the stock trades, aside from a few open market purchases (for which Dr. Soon-Shiong was not in possession of material, non-public information), were expressly pre-cleared by tronc’s legal department or made after the December 23, 2016 meeting when the tronc Board approved directors engaging in stock transactions.

Second, your suggestion about a “coerced” sale of the LA Times is also simply false. (I am assuming your client has not been forthcoming, even to you.) Mr. Ferro, on his own initiative, contacted Dr. Soon-Shiong in December 2016 about the possibility of Dr. Soon-Shiong buying the LA Times in connection with a buyout of Dr. Soon-Shiong’s tronc shares.

As always, we reserve all rights and remedies available at law or in equity in connection with the foregoing matters.

Very truly yours,

/s/ John B. Quinn

John B. Quinn

JBQ/wpc

cc: Julie K. Xanders, Esq.

Justin Dearborn, Esq.

Terry Jimenez

Charles Kim, Esq.

Charles Kenworthy, Esq.